ImmunoPrecise Antibodies Celebrates Nobel Prize in Chemistry, Advances in AI-Powered Protein Design

University of Washington’s Baker Lab and Google DeepMind Redefine Protein Science, Paving the Way for AI-Driven Biotherapeutics

VICTORIA, BRITISH COLUMBIA (CANADA), October 10, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), an AI-driven biotherapeutic research and technology company, today celebrates the recent Nobel Prize in Chemistry awarded to David Baker of the University of Washington, Seattle, WA, USA, "for computational protein design," and jointly to Demis Hassabis and John M. Jumper of Google DeepMind, London, UK, "for protein structure prediction." This accolade highlights the vital role of computational tools and AI in advancing our understanding of protein structures - principles that are central to IPA’s research initiatives. These achievements validate the methodologies that underpin IPA’s proprietary Foundation AI model, LENSai, which leverages similar computational and AI approaches to innovate drug discovery.

"As IPA continues to enhance LENSai, our proprietary AI platform, we remain committed to leveraging cutting-edge technologies to unravel complex protein interactions. The Nobel Prize recognition of AlphaFold underscores the growing importance of AI in scientific breakthroughs. At ImmunoPrecise Antibodies, we're dedicated to integrating advanced AI technologies into our workflows, which not only amplifies our capabilities in drug development but also aligns with our mission to pioneer innovative biotherapeutic solutions," said Dr. Jennifer Bath, CEO of ImmunoPrecise Antibodies.

At IPA, the integration of AlphaFold, an open-access AI tool developed by Google DeepMind, into our drug discovery processes has revolutionized how we approach complex biological challenges. By leveraging AlphaFold's freely available protein structure predictions, IPA enhances the design and optimization of antibodies, making significant strides in developing treatments for diseases that were previously deemed intractable.

“Our HYFT technology amplifies the power of AlphaFold and other foundational AI models by providing deeper biological context. HYFT identifies key functional and structural motifs within protein sequences, enhancing the precision of AlphaFold's predictions and extending its application in drug discovery,” said Dr. Van Hyft, Head of Innovation at ImmunoPrecise Antibodies. “This combination enables us to push the boundaries of what’s possible in biotherapeutic development, accelerating the path from prediction to solution.”

For a deeper dive into AlphaFold's impact on drug discovery and its integration into IPA's technology stack, explore their subsidiary, BioStrand's, blog post: Explained: A Brief Look Into AlphaFold 2.

Looking ahead, IPA is keen to expand partnerships within academia and industry to further explore AI's potential in developing novel therapies. IPA invites interested parties to join in advancing the application of LENSai, aiming for a future where diseases are not merely treated but understood and prevented.

About ImmunoPrecise Antibodies Ltd.

ImmunoPrecise Antibodies Ltd. is a biotechnology company that leverages multi-omics modeling and complex artificial intelligence through a series proprietary and patented technologies. The Company owns an integrated end-to-end suite of capabilities to support the development of therapeutic antibodies and are known for solving very complex industry challenges. IPA has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”).

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects” “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements include, but are not limited to, statements regarding computational and AI approaches to innovate drug discovery. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward-looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward-looking statements for any reason, even if new information becomes available in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedar.ca and EDGAR profile at www.sec.gov/edgar ). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Investor Relations Contact

Kirsten Beduya
Quantum Media Group, LLC

kirsten@quantum-corp.com

Source: ImmunoPrecise Antibodies Ltd.